Exhibit 99.1

Second Quarter 2020 Earnings Conference Call July 30, 2020

Fortis includes forward - looking information in this presentation within the meaning of applicable Canadian securities laws and forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward - looking information") . Forward - looking information reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities . Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would and the negative of these terms and other similar terminology or expressions have been used to identify the forward - looking information, which includes, without limitation : TEP's carbon emissions reduction target, 2035 generation mix, coal - fired generation retirements and associated benefits ; FortisBC's 2030 GHG emissions target ; forecast capital expenditures for 2020 - 2024 ; forecast rate base for 2020 - 2024 ; targeted average annual dividend growth through 2024 ; the expected timing, outcome and impacts of regulatory decisions ; the nature, timing, benefits and costs of certain capital projects including, without limitation, the Wataynikaneyap Transmission Power Project, ITC Multi - Value Regional Transmission Projects and 34 . 5 to 69 kV Transmission Conversion Project, UNS Energy Southline Transmission Project and Oso Grande Wind Project, FortisBC Lower Intermediate Pressure System Upgrade, Eagle Mountain Woodfibre Gas Line Project, Transmission Integrity Management Capabilities Project, Inland Gas Upgrades Project and Tilbury 1 B ; and forecast debt maturities for 2020 - 2024 . Forward - looking information involves significant risks, uncertainties and assumptions . Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward - looking information . These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time to time in the forward - looking information . Such assumptions include, but are not limited to : no material adverse effects from the COVID - 19 pandemic ; reasonable regulatory decisions and the expectation of regulatory stability ; the implementation of the five - year capital expenditure plan ; no material capital project or financing cost overruns ; sufficient human resources to deliver service and execute the capital expenditure plan ; no significant variability in interest rates ; and the Board exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation . Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward - looking information . These factors should be considered carefully and undue reliance should not be placed on the forward - looking information . For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission . All forward - looking information herein is given as of the date of this presentation . Fortis disclaims any intention or obligation to update or revise any forward - looking information, whether as a result of new information, future events or otherwise . Unless otherwise specified, all financial information is in Canadian dollars and rate base refers to mid - year rate base . Forward Looking Information 2

Barry Perry President and Chief Executive Officer

4 Second Quarter Business Update x Continuing to Navigate Through COVID - 19 x Regulatory Proceedings Advanced x TEP files Integrated Resource Plan x 2020 Sustainability Report Issued x $2 Billion Invested through June YTD

COVID-19 Q2 Sales and Load Trends: Sales Up ~3% at Utilities Not Protected by Regulatory Mechanisms

FORTIS

	Regulatory Mechanisms Protecting Changes in Sales	Q2 2020 vs. Q2 2019 Sales Trends
ITC (A Fortis Company)	✓	• Peak load increased ~5% including weather impacts • Sales improved with reopening of auto manufacturers and suppliers in mid-May
Central Hudson (People. Power. Possibilities. A Fortis Company)	✓	• Electric sales down ~1% • Minimal exposure to commercial and industrial sales
Western Canada	✓	• In B.C., gas sales comparable, electric sales down ~5% • In Alberta, sales down 9%; ~85% of revenue based on fixed-billing determinants
UNS Energy Corporation (A Fortis Company)	X	• Residential sales increased ~24% mainly due to weather • Commercial and industrial sales down ~3% • **Overall retail sales increased ~9%** • **Excluding weather, retail sales sales up ~2%**
Other Electric	X	• Residential sales increased ~4% • Commercial sales down ~11% • **Overall sales decreased ~3% primarily driven by decline in Caribbean tourism**


FORTIS

5

6 TEP Files 2020 Integrated Resource Plan in Arizona Fortis Expects to Have a Coal - Free Generation Mix by 2032 2,457 MW of new wind and solar power systems TEP’s power will be more than 70% renewable by 2035. 1,400 MW of new energy storage systems Springerville units begin seasonal operations in 2023. o Unit 1 to retire in 2027 o Unit 2 to retire in 2032 TEP Sets Target to Reduce Carbon Emissions by by 2035 80%

7 TEP will reduce carbon emissions by 80% by 2035. More than 70% of our 2020 $4.3 billion capital plan is dedicated to asset resiliency, modernization & cleaner energy initiatives. 40% of Fortis Inc. Directors elected in 2020 are women and in 2019 we finalized our inclusion and diversity framework. FortisBC’s 30BY30 goal will reduce greenhouse gas emissions associated with customer energy use by 30% by 2030. More than $12 million in 2019 community investment. 2020 Sustainability Report Issued in July Continued Focus on Energy Delivery Sustainability Highlights

$0.5 $0.8 $0.7 Q2 YTD 2020A Regulated - Canadian & Caribbean Electric & Gas Regulated - U.S. Electric & Gas Regulated - Independent Electric Transmission (ITC) $1.0 $1.6 $1.7 2020F 2020 Capital Plan On Track 8 $2.0B $4.3B (1) (1) (1) US dollar - denominated capital expenditures for Q2 YTD 2020 based on USD/CAD foreign exchange rate of $1.37 and 2020F capital exp enditures based on $1.32.

5 - Year Capital Plan & Rate Base Growth Outlook 2019A 2024F Regulated - Canadian & Caribbean Electric & Gas Regulated - U.S. Electric & Gas Regulated - Independent Electric Transmission (ITC) $38.4B $28.0B 9 (1) US dollar - denominated rate base for 2019 is based on the actual average USD/CAD foreign exchange rate of $1.33 and forecast rate base for 2020 - 2024 is based on $1.32. $18.8B 5 - Year Capital Plan MIDYEAR RATE BASE (1)

Dividend Guidance Supported by Long - Term Growth Strategy 73 75 77 79 81 83 85 87 89 91 93 95 97 99 01 03 05 07 09 11 13 15 17 19 Dividend Payments 46 Years Of Consecutive Dividend Increases 10 $0.5 $1.0 $1.5 $2.0 6 % Average Annual Dividend Growth Guidance to 2024

Jocelyn Perry Executive Vice President and Chief Financial Officer

Second Quarter Results 12 $0.59 $1.66 Q2 2020 Q2 2019 REPORTED EPS ADJUSTED EPS (1) (1) Non - US GAAP measure $1.26 $2.39 YTD 2020 YTD 2019 $0.56 $0.54 Q2 2020 Q2 2019 $1.23 $1.28 YTD 2020 YTD 2019 • $484M Net Gain on Waneta Asset Sale in Q2 2019 • $27M Favourable Impact of May 2020 FERC Order at ITC Reported EPS Includes: Q2 Adjusted EPS Impacted by: • Rate Base Growth • Weather in Arizona • COVID - 19 • Q4 2019 Share Issuance

(1) Non - US GAAP measure (2) Reflects higher average USD/CAD foreign exchange rate of $1.39 for Q2 2020 versus $1.34 for Q2 2019 (3) Reflects common shares issued under the $1.2B equity issuance in Q4 2019 $0.54 $0.04 $0.02 $0.01 $0.01 ($0.01) ( $0.01 ) ( $0.04 ) $0.56 Q2 2019 Adjusted EPS U.S. Electric & Gas Western Canadian Electric & Gas U.S. Transmission (ITC) Foreign Exchange Other Electric Corporate & Other Weighted Average Shares Q2 2020 Adjusted EPS (3) Second Quarter EPS Drivers 13 (1) (1) (2)

$1.28 $0.04 $0.03 $0.01 ( $0.02 ) ($0.01) ( $0.01 ) ( $0.09 ) $1.23 Q2 YTD 2019 Adjusted EPS Western Canadian Electric & Gas U.S. Transmission (ITC) Foreign Exchange U.S. Electric & Gas Other Electric Corporate & Other Weighted Average Shares Q2 YTD 2020 Adjusted EPS June Year - to - Date EPS Drivers 14 (1) (1) (2) (1) Non - US GAAP measure (2) Reflects higher average USD/CAD foreign exchange rate of $1.37 for Q2 YTD 2020 versus $1.33 for Q2 YTD 2019 (3) Reflects common shares issued under the $1.2B equity issuance in Q4 2019 (3)

0.7 0.9 5.2 4.7 $0 $2 $4 $6 Utilized Remaining Capacity x ITC • US$700M 10 - year 2.95% notes • US$180M 31 - year 3.13% bonds (1) x UNS • US$350M 30 - year 4.00% notes x Central Hudson • US$30M 30 - year 3.42% notes • US$30M 40 - year 3.62% notes (1) x FortisBC • $75M 30 - year 3.12% debentures • $200M 30 - year 2.54% green bond (1) x Newfoundland Power • $100M 40 - year 3.61% bonds 15 (1) Debt issued in July 2020. (2) Net of cash on hand. Strong Access to Debt Markets & Strong Liquidity Over $2B issued since March 2020 DEBT ISSUANCES COMPLETED LIQUIDITY ($B) Dec. 31, 2019 June 30, 2020 (2)

FORTIS Inc.

ITC: MISO Base ROE Order Issued in Q2

In May, FERC issued an order in response to requests for rehearing of FERC's November 2019 decision regarding base ROE

The new ROE methodology was revised to reflect a three-part approach using:

- ✓ Two-Step Discounted Cash Flow
- ✓ Capital Asset Pricing Model
- ✓ Modified Risk Premium Model

	New ROE Under May 2020 Order	Previous ROE Under Nov. 2019 Order
MISO Base ROE	**10.02%**	**9.88%**
ITC's Incentive Adders[1]	0.75%	0.75%
All-In MISO ROE at ITC	**10.77%**	**10.63%**

EPS Impacts:

- ✓ Q2 Reported EPS **+$0.06** Recognized for Historical Periods
- ✓ Annual EPS **~+$0.015** Prospectively

(1) ITC's incentive adders reflect 50 bps for regional transmission organization participation and 25 bps for independent transmission ownership.

16

Update on Other Regulatory Proceedings 17 • TEP General Rate Application – Hearings completed in June 2020; decision expected in late 2020 • NOIs on ROE and Incentives – Transmission Incentive NOPR issued in March 2020; comments filed July 1, 2020 • 2020 - 2024 Multi - Year Rate Plan – Decision received from the BCUC in June 2020 for the rate - setting framework for the next five years; requests for final 2020 and 2021 rates reflecting this decision will be filed in Q3 • Customer Recovery Fund – Order establishing a rate base deferral account for credit losses/payment deferrals associated with COVID - 19 issued in June 2020 • Generic Cost of Capital Proceeding – Currently approved ROE and equity thickness parameters will be extended quarterly, and on a final basis, until the AUC renders a decision in the ongoing proceeding • AESO Tariff Application – Additional procedural steps to be completed by September 2020; decision expected in late 2020 • 2020 Rate Increase Delayed – July 1, 2020 rate increase postponed until October 1, 2020 due to COVID - 19; revenues to be deferred and collected over the remaining nine months of the rate year • COVID - 19 Proceeding – In June 2020 the NYPSC initiated a generic proceeding into the impacts of COVID - 19 on utilities, ratepayers and commission - adopted programs

18 Why Invest In Fortis? Strong Growth Profile Well - Run Businesses Virtually All Regulated Focused on Energy Delivery Sustainability Leader 6% Dividend Guidance Highly Diversified Innovative

19 Expected Upcoming Events Expected Earnings Release Date Q3 2020 October 30, 2020

Second Quarter 2020 Earnings Conference Call July 30, 2020

21 Q2 2020 Results by Segment Second Quarter Variance Analysis by Segment ($millions, except weighted average shares and EPS) Q2 2020 Adjustment Adjusted Q2 2020 (1) Q2 2019 Adjustment Adjusted Q2 2019 (1) Adjusted Q2 Variance Regulated – Independent Electric Transmission ITC 138 (27) 111 101 - 101 10 Regulated – US Electric & Gas UNS Energy 85 - 85 60 - 60 25 Central Hudson 2 - 2 7 - 7 (5) 87 - 87 67 - 67 20 Regulated – Canadian & Caribbean Electric & Gas FortisBC Energy 16 - 16 10 - 10 6 FortisAlberta 33 - 33 34 - 34 (1) FortisBC Electric 17 - 17 15 - 15 2 Other Electric (2) 24 - 24 29 - 29 (5) 90 - 90 88 - 88 2 Non - Regulated Energy Infrastructure 3 (2) 1 8 (1) 7 (6) Corporate and Other (44) 13 (31) 456 (484) (28) (3) Common Equity Earnings 274 (16) 258 720 (485) 235 23 Weighted Average Shares (# millions) 464.6 - 464.6 433.1 - 433.1 31.5 EPS $0.59 ($0.03) $0.56 $1.66 $1.12 $0.54 $0.02 (1) Non - US GAAP measure (2) Comprises Eastern Canadian and Caribbean electric utilities

22 June Year - to - Date 2020 Results by Segment Second Quarter June Year - to - Date Variance Analysis by Segment ($millions, except weighted average shares and EPS) June YTD 2020 Adjustment Adjusted June YTD 2020 (1) June YTD 2019 Adjustment Adjusted June YTD 2019 (1) Adjusted June YTD Variance Regulated – Independent Electric Transmission ITC 239 (27) 212 193 - 193 19 Regulated – US Electric & Gas UNS Energy 113 - 113 115 - 115 (2) Central Hudson 37 - 37 39 - 39 (2) 150 - 150 154 - 154 (4) Regulated – Canadian & Caribbean Electric & Gas FortisBC Energy 122 - 122 110 - 110 12 FortisAlberta 65 - 65 61 - 61 4 FortisBC Electric 32 - 32 31 - 31 1 Other Electric (2) 47 - 47 52 - 52 (5) 266 - 266 254 - 254 12 Non - Regulated Energy Infrastructure 12 1 13 16 4 20 (7) Corporate and Other (81) 13 (68) 414 (484) (70) 2 Common Equity Earnings 586 (13) 573 1,031 (480) 551 22 Weighted Average Shares (# millions) 464.2 - 464.2 431.3 - 431.3 32.9 EPS $1.26 ($0.03) $1.23 $2.39 ($1.11) $1.28 ($0.05) (1) Non - US GAAP measure (2) Comprises Eastern Canadian and Caribbean electric utilities

FORTIS INC.

Adjusted Earnings Reconciliation

Non-US GAAP Reconciliation						
($millions, except as indicated)	Q2 2020	Q2 2019	Variance	June YTD 2020	June YTD 2019	Variance
Common Equity Earnings	**274**	**720**	**(446)**	**586**	**1,031**	**(445)**
Adjusting Items:						
May 2020 FERC Order[(1)]	(27)	-	(27)	(27)	-	(27)
Anti-hybrid tax regulations[(2)]	13	-	13	13	-	13
Unrealized (gain) loss on mark-to-market of derivatives[(3)]	(2)	(1)	(1)	1	4	(3)
Gain on disposition[(4)]	-	(484)	484	-	(484)	484
Adjusted Common Equity Earnings	**258**	**235**	**23**	**573**	**551**	**22**
Adjusted Basic EPS	**$0.56**	**$0.54**	**$0.02**	**$1.23**	**$1.28**	**($0.05)**

(1) Reversal of regulatory liabilities accrued in prior years as a result of an order from FERC in May 2020 establishing a new base ROE, included in the ITC segment
(2) Reversal of a tax recovery, originally recognized in 2019, due to the finalization of anti-hybrid tax regulations in April 2020 associated with U.S. tax reform, included in the Corporate and Other segment
(3) Represents timing differences related to the accounting of natural gas derivatives at Aitken Creek, included in the Energy Infrastructure segment
(4) Gain on sale of the Waneta Expansion, net of expenses, in April 2019, included in the Corporate and Other segment

23

Midyear Rate Base (1) ($billions) 2019A 2020F 2021F 2022F 2023F 2024F 3 - Year CAGR to 2022 5 - Year CAGR to 2024 Regulated - Independent Electric Transmission ITC (2) 8.8 9.5 10.2 10.8 11.4 12.0 7.2% 6.4% Regulated - US Electric & Gas UNS Energy 5.0 5.8 6.1 6.4 6.8 6.9 8.6% 6.5% Central Hudson 1.9 2.1 2.2 2.4 2.6 2.8 9.0% 8.2% Total Regulated - US Electric & Gas 6.9 7.9 8.3 8.8 9.4 9.7 8.7% 7.0% Regulated - Canadian & Caribbean Electric & Gas FortisBC Energy 4.5 5.0 5.1 5.4 6.1 6.6 6.4% 7.8% FortisAlberta 3.5 3.7 3.9 4.1 4.2 4.3 4.8% 4.1% FortisBC Electric 1.3 1.4 1.5 1.5 1.5 1.5 3.6% 3.0% Other Electric (3) 3.0 3.2 3.5 3.9 4.2 4.3 9.2% 7.9% Total Regulated - Canadian & Caribbean Electric & Gas 12.3 13.3 14.0 14.9 16.0 16.7 6.3% 6.3% Total Midyear Rate Base Forecast 28.0 30.7 32.5 34.5 36.8 38.4 7.2% 6.5% 2019 - 2024 Rate Base by Segment 24 (1) US dollar - denominated rate base for 2019 is based on the actual average USD/CAD foreign exchange rate of $1.33 and forecast rate base for 2020 - 2024 is based on $1.32. (2) Fortis has an 80.1% controlling ownership interest in ITC, rate base represents 100% ownership. (3) Comprises Eastern Canadian and Caribbean electric utilities.

Capital Forecast (1) ($millions) 2020F 2021F 2022F 2023F 2024F 2020 - 2024 TOTAL Regulated - Independent Electric Transmission ITC 976 987 1,043 1,018 922 4,946 Regulated - US Electric & Gas UNS Energy 1,390 828 710 575 371 3,874 Central Hudson 292 309 359 306 292 1,558 Total Regulated - US Electric & Gas 1,682 1,137 1,069 881 663 5,432 Regulated - Canadian & Caribbean Electric & Gas FortisBC Energy 507 546 648 850 688 3,239 FortisAlberta 436 460 421 420 417 2,154 FortisBC Electric 141 139 110 109 108 607 Other Electric (2) 566 473 485 438 348 2,310 Total Regulated - Canadian & Caribbean Electric & Gas 1,650 1,618 1,664 1,817 1,561 8,310 Non - Regulated 32 13 35 10 36 126 Total Capital Forecast 4,340 3,755 3,811 3,726 3,182 18,814 (1) Capital expenditures are translated at a USD/CAD foreign exchange rate of $1.32. (2) Comprises Eastern Canadian and Caribbean electric utilities. 2020 - 2024 Capital Plan by Segment 25

FORTIS

Major Capital Projects[1]

($Millions)	Incurred to End of 2019	2020-2024 Plan	Expected Year of Completion
ITC Multi-Value Regional Transmission Projects	625[2]	276	2023
ITC 34.5 to 69 kV Transmission Conversion Project	352[2]	268	Post-2024
UNS Southline Transmission Project	-	392	Post-2024
UNS Oso Grande Wind Project	65	453	2020
FortisBC Lower Mainland Intermediate Pressure System Upgrade	388	72	2020
FortisBC Eagle Mountain Woodfibre Gas Line Project	-	350	2024
FortisBC Transmission Integrity Management Capabilities Project	13	517	Post-2024
FortisBC Inland Gas Upgrades Project	9	319	Post-2024
FortisBC Tilbury 1B Project	8	352	2024
Wataynikaneyap Transmission Power Project[3]	123	501	2023


Smaller Projects 80%
Major Projects 20%

(1) Major capital projects are identified as those with a total project cost of $200 million or greater and exclude ongoing capital maintenance projects. Total project costs include forecasted capitalized interest and non-cash equity component of AFUDC. Capital expenditures for 2020-2024 are translated at a forecast USD/CAD foreign exchange rate of $1.32.
(2) Reflects capital expenditures since date of acquisition of ITC on October 14, 2016.
(3) Reflects Fortis' assumed 39% share of the estimated capital spending for the project. Under the funding framework, Fortis will be funding its equity component only.

26

FORTIS INC.

Investment-Grade Credit Ratings

Company	S&P Global	Moody's	DBRS Morningstar
Fortis Inc.	A-(1)	Baa3	BBB (High)
ITC Holdings Corp.	A-(1)	Baa2	n/a
ITC Regulated Subsidiaries	A	A1	n/a
TEP	A-	A3	n/a
Central Hudson	A-	A3	n/a
FortisBC Energy	n/a	A3	A
FortisBC Electric	n/a	Baa1	A (low)
FortisAlberta	A-	Baa1	A (low)
Newfoundland Power	n/a	A2	A



(1) S&P credit ratings for Fortis Inc. and ITC Holdings Corp. reflect the issuer credit ratings. The unsecured debt rating for Fortis Inc. and ITC Holdings Corp. is BBB+.

27

28 Manageable Debt Maturities (1) Debt as at June 30, 2020 and excludes any new debt issuances during the forecast period. Excludes repayments of finance lease s a long with the current portion of credit facilities, which are assumed to be extended by one - year annually. FIXED - TERM DEBT MATURITIES (1) ($B) $0.0 $0.5 $1.0 $1.5 $2.0 2020F 2021F 2022F 2023F 2024F 5 - Year Average ~$0.9B

~82% of Revenues Protected by Regulatory Mechanisms or From Residential Sales

FORTIS INC.

2019 Revenues


19%
18%
63%

- Revenues Protected by Regulatory Mechanisms (1)
- Residential Revenues Not Protected by Regulatory Mechanisms (2)
- Commercial and Industrial Revenues Not Protected by Regulatory Mechanisms (3)

EPS Sensitivity

Annual EPS Impact ($)	UNS	Other Electric
+/- 1% Residential Sales	+/- $0.008	+/- $0.006
+/- 1% Commercial and Industrial Sales	+/- $0.008	+/- $0.004

(1) Includes regulatory mechanisms at ITC, Central Hudson, FortisBC, and 85% of FortisAlberta's revenues which are based on fixed-billing determinants. Also includes wholesale / other revenues at UNS that do not have a significant impact on earnings and are primarily returned to customers through regulatory mechanisms.
(2) Residential revenues not protected by regulatory mechanisms for change in sales with 9% at UNS and 10% at Other Electric in 2019.
(3) Commercial and Industrial revenues not protected by regulatory mechanisms for change in sales with 9% at UNS and 9% at Other Electric in 2019.

29

COVID-19: Other Financial Implications

FORTIS

Defined Benefit Pension Plan

- ✓ ~46% of assets invested in fixed income
- ✓ ~88% of $3.2B plan assets funded at December 31, 2019
- ✓ ~80% of pension assets subject to regulatory mechanisms
  - UNS pension plan assets (~$0.6B) not subject to automatic regulatory mechanisms
  - Impact of asset valuation on future pension expense depends on asset valuations as of December 31st

Certain U.S. Retirement Benefits

- ✓ Certain retirement benefits funded through trusts and are subject to market volatility each quarter
  - Decline in market values in the first six months resulted in a ~$0.02 EPS decline year-over-year for UNS
  - Minimal impact at other utilities as assets are more heavily invested in fixed income

Foreign Exchange – Earnings & Capital Plan

- ✓ 65%(1) of earnings and 60% of 5-year $18.8B capital plan from U.S.
- ✓ Expect tailwind due to higher USD/CAD exchange rate
- ✓ Foreign exchange sensitivity for every 5 cent change in USD/CAD exchange rate:
  - Annual EPS – $0.06
  - 5-year Capital Plan – $400M

Credit Losses

- ✓ Potential for recovery of credit losses through extraordinary riders in regulatory mechanisms
  - FortisBC received approval for recovery in June 2020
- ✓ FortisAlberta and ITC collect revenues from retail energy providers and distribution utilities reducing collection risk vs. end-use customers.
  - Together they represent ~30% of annual revenues

(1) Non-US GAAP Measure. Data as of December 31, 2019.

30